FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Largo Inc. (the "Company")

First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario

M5X 1G5

Item 2  Date of Material Change

October 22, 2025.

Item 3  News Release

On October 22, 2025, the Company issued a news release indicating the material change, which was disseminated on the Business Wire news service.

Item 4  Summary of Material Change

The Corporation entered into a securities purchase agreement with institutional investors in the United States who have purchased approximately US$23.4 million of common shares in the capital of the Company ("Common Shares") in a registered direct offering (the "Registered Direct Offering") and warrants to purchase Common Shares ("Warrants") in a concurrent private placement (the "Private Placement", and together with the Registered Direct Offering, the "Offering"). In connection with the Offering, the Corporation entered into a securities purchase agreement with Arias Resource Capital Fund III L.P. ("ARC Fund III"), an affiliate of the Company's largest shareholder, to acquire Common Shares and Warrants pursuant to a private placement (the "ARC Commitment").

Item 5.1  Full Description of Material Change

On October 22, 2025, the Company entered into a securities purchase agreement with institutional investors in the United States of approximately US$23.4 million, comprising of: (i) the Registered Direct Offering for the purchase and sale of 14,262,309 Common Shares; (ii) the Private Placement for the purchase and sale of 14,262,309 Warrants; and (iii) the ARC Commitment for the purchase and sale of 4,918,033 Common Shares and 4,918,033 Warrants.

The Common Shares, together with Warrants, were sold at a combined purchase price of US$1.22. Each Warrant was immediately exercisable and entitled the owner to acquire one (1) Common Share at a price of US$1.22 per Common Share for a period of five (5) years from the date of issuance. The offering price of the Common Shares and the exercise price of the Warrants was determined by arm's length negotiations among the Company, H.C. Wainwright & Co., LLC (the "Placement Agent") and the institutional investors. The price was calculated based on the 5-day VWAP of the Common Shares on the Toronto Stock Exchange (the "TSX") of C$2.6349 less a discount of 35% (or C$1.7127) converted to US dollars on the basis of C$1.00 per US$0.714.

The Placement Agent acted as sole placement agent in connection with the Offering. The Company also issued to the Placement Agent or its designees warrants ("Broker Warrants") to purchase an aggregate of 998,362 Common Shares at a price equal to US$1.53 per Common Share (or 125% of the price per Common Share issued pursuant to the Offering). The Company was required to pay a 2% cash fee to the Placement Agent in respect of the ARC Commitment. The Company also paid the Placement Agent US$50,000 in legal counsel expenses.

The securities purchase agreement contained customary representations, warranties and agreements by the Company and customary conditions to closing. In addition, until 60 days after the closing date of the Offering, the Company agreed not to offer, sell, contract to sell, hypothecate, pledge, otherwise dispose of, or enter into a transaction which could result in the issuance of Common Shares or securities convertible, exchangeable or exercisable into Common Shares, with certain exempt issuances permitted. The Company agreed to indemnify the Placement Agent against certain liabilities relating to or arising out of the Placement Agent's activities under the engagement letter and to contribute to payments that the Placement Agent may be required to make in respect of such liabilities.

The Common Shares (but not the unregistered Warrants and the Common Shares underlying the Warrants) in the Registered Direct Offering described above were offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-290163) previously filed with the U.S. Securities and Exchange Commission. The Warrants issued in connection with the Registered Direct Offering and the underlying Common Shares, and the securities issued to ARC Fund III pursuant to the ARC Commitment, have not been registered under the Securities Act, or any applicable state securities laws, and were issued in reliance on exemptions from such registration requirements.

A portion of the ARC Commitment was advanced by way of a US$5 million secured convertible bridge loan (the "ARC Bridge Loan") which reduced the ARC Commitment by US$5 million. Upon closing of the Offering, the ARC Bridge Loan converted into Common Shares and Warrants concurrently.

Alberto Arias is director and chair of the board of directors of the Company (the "Board"). Funds managed by Arias Resource Capital have been a significant investor in the Company since 2010 and currently own approximately 43.7% of the issued and outstanding Common Shares. As a result, ARC Fund III is an affiliate of an insider of the Company and accordingly, is also an insider of the Company.

Upon conversion of the ARC Bridge Loan, ARC Fund III acquired 9,836,066 Common Shares, representing approximately 9% of the fully diluted shares. As a result, the interests of Arias Resource Capital and entities controlled by Mr. Arias changed from 28,039,000 Common Shares, representing 43.7% of the issued and outstanding pre-transaction Common Shares to 32,957,033 Common Shares, representing 37.9% of basic shares outstanding post transactions and 37,875,66 Common Shares, representing 34.2% assuming the full exercise of the Warrants.

The closing of the Offering occurred on October 22, 2025, upon the satisfaction of certain closing conditions and approval from the TSX, as further described below.

Financial Hardship Exemption

The Company applied to the TSX for an exemption from the requirement to seek securityholder approval for the Offering in reliance upon Section 604(e) of the TSX Company Manual on the basis that the Company had found itself in a state of serious financial difficulty and that the Offering was designed to improve the Company's financial situation in a timely manner (the "Financial Hardship Exemption"). As part of the Financial Hardship Exemption application, the Company sought an exemption from the requirement for shareholder approvals (a) under subsections 604(a)(ii), 607(g)(a) and 607(g)(ii) of the TSX Company Manual due to the size the Offering; (b) under section 607(e) of the TSX Company Manual due to the discounted price of the securities being offered; (c) in respect of the automatic conversion feature of the ARC Bridge Loan; and (d) for certain warrant provision that are inconsistent with TSX guidance set out in TSX Staff Notice 2024-0008 and the cashless exercise formula in Section 608(b) of the TSX Company Manual.

As a result of the granting of the Financial Hardship Exemption, the Company relied on sections 5.5(g) and 5.7(1)(e) of MI 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") to be exempted from obtaining minority security holder approval and a formal valuation in connection with the ARC Bridge Loan, as would be required pursuant to Canadian securities laws based on the ARC Bridge Loan being a related party transaction of the Company within the meaning of MI 61-101.

Before approving the Offering, the ARC Commitment and the ARC Bridge Loan, the Board and the Board's independent directors separately considered and reviewed the circumstances surrounding the Company, the Offering, the ARC Commitment and the ARC Bridge Loan including, among other factors: the Company's current financial difficulties and immediate capital requirements; management's efforts over the past 12 to 18 months, exploring various alternatives to improve the financial situation; the lack of alternate financing arrangements available and the fact that the Offering (with the ARC Commitment) was the only viable financing option. After consideration, the Board, acting in good faith, and all of the independent directors, acting in good faith, determined that: (i) the Company was in serious financial difficulty; (ii) the Offering and ARC Commitment were designed to improve the Company's financial position; and (iii) the Offering, the ARC Commitment and the ARC Bridge Loan were reasonable in the circumstances.

The Company filed this material change report and the Company's material change report dated October 20, 2025, less than 21 days before the closing of the Offering because it faced immediate and serious financial difficulties which required the immediate capital injection provided by the Offering. Delaying the closing of the Offering to accommodate the 21-day notice period pursuant to Section 5.2(2) of MI 61-101 would have jeopardized the Company's ability to secure the necessary capital. The condensed filing period was both reasonable and necessary under the circumstances to ensure the Company could address its liquidity needs and maintained ongoing operations.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Further information regarding the matters described in this report may be obtained from Daniel Tellechea, Interim CEO & Director, at 416-861-9797 or info@largoinc.com.

Item 9  Date of Report

October 29, 2025